SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Westin Hotels Limited Partnership

(Name of Subject Company)

Westin Hotels Limited Partnership

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith

Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon

Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on behalf of the Person(s) Filing Statement)

Item 1.     Subject Company Information.

      The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 1111 Westchester Avenue, White Plains, New York 10604 and the telephone number is (914) 640-8100. The general partner of the Partnership is Westin Realty Corp., a Delaware corporation (the “General Partner”).

      The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Partnership’s units of limited partnership interest (the “Units”). As of January 15, 2004, there were 135,600 Units issued and outstanding.

Item 2.     Identity and Background of Filing Person.

      The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

      This Statement relates to the tender offer by Kalmia Investors, LLC (“Kalmia”), Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the “Purchasers”) as disclosed in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by the Purchasers on January 8, 2004, as amended by Amendment No. 1 to the Schedule TO filed with the SEC by the Purchasers on January 9, 2004 and Amendment No. 2 to the Schedule TO filed with the SEC by the Purchasers on January 16, 2004. According to the Schedule TO, the Purchasers are offering to purchase up to 117,025 Units, at a purchase price of $725 per Unit, less the amount of any distributions declared or paid on or after December 31, 2003 in respect of that Unit, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2004 (the “Offer to Purchase”), and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the “Offer”). The 117,025 Units sought to be purchased by the Purchasers pursuant to the Offer represent 86.3% of the Units outstanding. According to the Schedule TO, Kalmia owned 18,575 Units, or approximately 13.7% of the outstanding Units, as of January 8, 2004.

      Based on information in the Schedule TO, the business address of the Purchasers is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305 and the telephone number is (888) 323-3757.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements.

      Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between (i) the Partnership or its affiliates and the General Partner or any of its executive officers, directors or affiliates; (ii) the Partnership or its affiliates and the Purchasers or any of their executive officers, directors or affiliates; or (iii) the General Partner or its affiliates and the Purchasers or any of their executive officers, directors or affiliates.

      The Partnership is the sole limited partner of The Westin Chicago Limited Partnership, a Delaware limited partnership (the “Hotel Partnership”), which owns The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”). 909 North Michigan Avenue Corporation, a Delaware corporation (the “Hotel General Partner”), is the sole general partner of the Hotel Partnership. The General Partner and the Hotel General Partner are subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”).

      Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner is generally allocated 1% of the Partnership’s taxable income and taxable loss. In addition, the Hotel General Partner, an affiliate of the General Partner, is generally allocated 1% of the Hotel Partnership’s taxable income and taxable loss.

      In conjunction with the restructuring of the Partnership’s mortgage loan secured by the Westin St. Francis Hotel and the Michigan Avenue in 1994, the General Partner loaned the Partnership $25 million to fund capital improvements to the Michigan Avenue and the Westin St. Francis Hotel, of which $5 million was contributed to the Hotel Partnership for capital improvements for the Michigan Avenue. This loan (the

“Subordinated Loan”) is subordinate to the Partnership’s current mortgage loan. The annual interest rate on the Subordinated Loan is the prime rate quoted from time to time by Bank of America, plus 1%. The portion of the loan attributable to the Westin St. Francis Hotel was repaid upon the sale of the Westin St. Francis Hotel. At December 31, 2003, the outstanding balance on the Subordinated Loan totaled $10,950,000 (including $5,950,000 of accrued interest). The Subordinated Loan (both principal and interest) will be payable in full from the net proceeds of a refinancing or a sale of the Michigan Avenue in accordance with the Partnership Agreement. Interest expense on this loan was $546,000 in the year ended December 31, 2003, and $572,000 and $734,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Principal payments on the Subordinated Loan are due on the fifteenth anniversary of each advance with the first payment due in June 2009.

      The Michigan Avenue is operated as part of the Westin international system of hotels pursuant to a management agreement (the “Management Agreement”) initially entered into on August 21, 1986 among the General Partner, the Partnership, the Hotel General Partner, the Hotel Partnership, as the owner of the Michigan Avenue, and the Westin Hotel Company, as hotel manager. When Starwood acquired the Westin Hotel Company in 1998, the Westin Hotel Company was merged into one of Starwood’s affiliates and the Westin Hotel Company assigned the Management Agreement to the Hotel General Partner. The Management Agreement does not terminate until 2026 without the consent of all parties, absent a breach or a default by a party or the occurrence of certain extraordinary events specified in the agreement, which generally relate to the bankruptcy or insolvency of the Partnership or the Hotel General Partner.

      The Management Agreement provides for a base management fee equal to 3.5% of annual gross revenues of the Michigan Avenue payable by the Hotel Partnership to the hotel manager out of cash flow from the operations of the Michigan Avenue. This fee is payable prior to the distribution of cash to the partners of the Hotel Partnership, including the Partnership as the sole Limited Partner of the Hotel Partnership. Base management fees earned by the Hotel General Partner were approximately $1,581,000 in the year ended December 31, 2003, and $1,426,000 and $1,467,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      The Management Agreement also provides for an incentive management fee, which is currently equal to 20% of the net operating cash flow (as defined in the management agreement) of the Partnership. Payment of the incentive management fee in any year depends on the amount of distributable net cash flow of the Partnership and is subordinated to the payment to the Limited Partners of a preferred distribution of cash flow. Unpaid incentive management fees are deferred and do not accrue interest. Incentive management fees totaled approximately $3,148,000 in the year ended December 31, 2003, and $2,700,000 and $2,507,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      Incentive management fee payments are subordinate to the Unitholders’ receipt of certain preferential returns. The 2002 incentive management fees and approximately $752,000 of previous years’ incentive management fees were paid in the first quarter of 2003. At December 31, 2003, all current and deferred incentive management fees with respect to the Partnership were $9,585,000. Deferred incentive management fees are payable from the proceeds of a sale or refinancing of the Michigan Avenue or from available net cash flow, as defined in the Partnership Agreement.

      In accordance with the Partnership Agreement, the Partnership reimburses the General Partner for expenses in connection with management and administration of the Partnership. These reimbursements totaled approximately $1,200,000 in the year ended December 31, 2003, and $467,000 and $725,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      In June 2000, the Michigan Avenue transferred the operations of its restaurant, The Grill on the Alley, to Grill Concepts of California (“Grill Concepts”). Starwood made an equity investment in Grill Concepts in the third quarter of 2001 and currently owns 27.4% of the outstanding common stock of Grill Concepts and has rights to acquire additional shares of Grill Concepts pursuant to a subscription agreement. An employee of Starwood also serves on the Board of Directors of Grill Concepts. Grill Concepts operates The Grill on the Alley pursuant to a ten-year operating lease which expires in 2008. Rental revenues to the Partnership from

Grill Concepts under the operating lease for the restaurant were $289,000 in the year ended December 31, 2003, and $238,000 and $242,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      The Chairman and Chief Executive Officer of Starwood indirectly beneficially owns 259 Units.

      On November 26, 2003, Kalmia requested from the General Partner a number of documents belonging to the Partnership, asserting that Kalmia is entitled to these documents as a limited partner pursuant to Section 12.01 of the Partnership Agreement and Section 2.4 of the Management Agreement. On January 6, 2004, the General Partner responded to Kalmia’s request, noting that Section 12.01 of the Partnership Agreement entitles Kalmia to inspect only the books and records of the Partnership, not the books and records of any entity not party to the Partnership Agreement. The General Partner also noted that Section 2.4 of the Management Agreement entitles the Hotel General Partner to inspect the books and records of Westin Hotel Company, but does not grant the Partnership or any of its limited partners any inspection rights. A number of Kalmia’s requests, however, included documents belonging to third parties to which Kalmia is not entitled under the Partnership Agreement as well as documents relating to the Westin St. Francis Hotel, which is no longer owned by the Partnership. As a result, the General Partner informed Kalmia that the General Partner will produce documents relating to the St. Francis Hotel only to the extent those documents still exist and are in the possession of the Partnership. The Partnership has requested that Kalmia execute a confidentiality agreement before Kalmia is allowed to inspect the books and records of the Partnership.

      On January 19, 2004, counsel for the Board of Directors of the General Partner (the “GP Board”) sent a letter to counsel for the Purchasers, urging the Purchasers to commit to a back-end merger in the event the Offer is consummated or to seek written consents from the Limited Partners to amend the Partnership Agreement to render the transfer restrictions contained in Article 11 of the Partnership Agreement inapplicable to the transfer of Units in connection with the Offer.

Item 4.     The Solicitation or Recommendation.

      (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral with respect to the Offer.

      (b) Reasons. The General Partner believes that each Limited Partner must make his, her or its own decision about whether to accept or reject the Offer based on all available information, including the factors described below, the other information contained or incorporated by reference in this Statement and the Partnership’s publicly available information. The GP Board obtained the advice of independent Delaware counsel, Potter Anderson & Corroon LLP, in considering its response to the Offer.

      (i) Starwood and WHLP Acquisition LLC (the “Starwood Bidders”) have offered to purchase all of the issued and outstanding Units at a purchase price of $700 in cash per Unit, reduced by the amount of any cash distributions made or declared with respect to any Units on or after December 22, 2003, to the extent that the Starwood Bidders do not receive those distributions with respect to any Units accepted for payment (the “Amended Starwood Offer”). Limited Partners should note that the Purchasers are offering $25 more per Unit than the Starwood Bidders, and the Starwood Bidders have disclosed that they do not intend to increase their price. In addition, the Offer is not subject to a condition that a minimum number of Units must be tendered to the Purchasers, whereas the Amended Starwood Offer includes a non-waivable condition that at least a majority of the issued and outstanding Units be tendered and not withdrawn.

      If the Purchasers obtain a majority of the Units, the Amended Starwood Offer will be impossible to fulfill since the Purchasers have disclosed in the Offer to Purchase that they do not intend to tender their Units to the Starwood Bidders and the Amended Starwood Offer contains a non-waivable condition that the Starwood Bidders will not purchase the tendered units unless at least 67,801 Units are tendered to the Starwood Bidders. For more information regarding the terms and conditions of the Amended Starwood Offer, Limited Partners should refer to the Tender Offer Statement on Schedule TO filed with the SEC by Starwood and WHLP Acquisition LLC on November 4, 2003, as amended by Amendment No. 1 to the Schedule TO filed on November 24, 2003, Amendment No. 2 to the Schedule TO filed on November 25, 2003, Amendment No. 3 to the Schedule TO filed on December 5, 2003, Amendment No. 4 to the Schedule TO filed on December 12,

2003, Amendment No. 5 to the Schedule TO filed on December 22, 2003, Amendment No. 6 to the Schedule TO filed on December 24, 2003 and Amendment No. 7 filed on January 7, 2004.

      (ii) The Partnership engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to render an opinion as to the fairness, from a financial point of view, to the Limited Partners of the Offer. At the January 20, 2004 meeting of the Board of Directors of the GP Board, Houlihan Lokey delivered its written opinion (the “Opinion”) to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Offer is fair to a Limited Partner from a financial point of view. The full text of the Opinion, setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the Opinion, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. A summary of the financial analyses Houlihan Lokey conducted in rendering the Opinion is attached hereto as Exhibit (e)(2) and incorporated herein by reference. Limited Partners are urged to, and should, read the Opinion carefully and in its entirety. The Opinion was provided for the information and assistance of the GP Board in connection with its consideration of the Offer. The Opinion addresses only the fairness from a financial point of view of the consideration to be received by the Limited Partners in the Offer and does not constitute a recommendation to any Limited Partner as to whether to tender or not tender Units in the Offer. Furthermore, Houlihan Lokey has assumed, among other things, that the Offer is fully subscribed and, accordingly, the Opinion does not address the fairness from a financial point of view to Limited Partners who continue to hold Units after the Offer is consummated.

      On October 15, 2003, in connection with the Purchasers’ prior unsolicited tender offer which was commenced on October 6, 2003 to purchase up to 73,250 Units at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after October 1, 2003 (the “October Kalmia Offer”), Houlihan Lokey delivered its written opinion (the “October Kalmia Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the October Kalmia Offer was not fair to a Limited Partner, from a financial point of view. The October Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 27, 2003.

      In connection with the Purchasers’ first unsolicited tender offer commenced on July 24, 2003 to purchase up to 79,917 Units, at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to that Unit (the “July Kalmia Offer” and, together with the Offer and October Kalmia Offer, the “Kalmia Offers”), Houlihan Lokey delivered its written opinion dated August 1, 2003 (the “July Kalmia Opinion” and, together with the Opinion and October Kalmia Opinion, the “Kalmia Opinions”) to the GP Board with respect to the July Kalmia Offer. In the July Kalmia Opinion, Houlihan Lokey specified that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the July Kalmia Offer was not fair to a Limited Partner from a financial point of view. The July Kalmia Opinion was filed as an exhibit to the Partnership’s Amendment No. 1 to Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on August 6, 2003.

      On December 26, 2003, in connection with the Amended Starwood Offer, Houlihan Lokey delivered its written opinion (the “December Starwood Opinion”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Amended Starwood Offer is fair to a Limited Partner from a financial point of view. The December Starwood Opinion was filed as an exhibit to the Schedule 14D-9/ A filed with the SEC on December 29, 2003.

      On November 18, 2003 in connection with the initial unsolicited tender offer made by the Starwood Bidders to purchase all the Units at a purchase price of $625 per Unit, less the amount of any cash distribution made or declared on or after October 1, 2003 (the “November Starwood Offer” and, together with the Amended Starwood Offer, the “Starwood Offers”), Houlihan Lokey delivered its written opinion (the “November Starwood Opinion” and, together with the December Starwood Opinion, the “Starwood Opinions”) to the GP Board, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the November Offer was not fair to a Limited Partner, from a financial point of view. The November Starwood Opinion was filed as an exhibit to the Schedule 14D-9 filed with the SEC on November 18, 2003.

      On July 18, 2003, in connection with the unsolicited tender offer by Windy City Investments LLC and its related investors (collectively, “Windy City”) commenced on July 7, 2003 to purchase up to 20,340 Units at a purchase price of $525 per Unit, reduced by (a) the $50 transfer fee charged by the Partnership for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment (the “Windy City Offer”), Houlihan Lokey delivered its written opinion (the “Windy City Opinion”) to the GP Board to the effect that, as of the date of such opinion, and based upon and subject to the considerations and limitations described therein, the consideration to be received by the Limited Partners in connection with the Windy City Offer was fair to a Limited Partner from a financial point of view. The Windy City Opinion was filed as an exhibit to the Partnership’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 27, 2003 relating to the Windy City Offer.

      Limited Partners should note that Windy City offered to purchase up to only 20,340 Units of the Partnership (representing approximately 15.0% of the Units outstanding for a total ownership of approximately 18.1% of the Units outstanding), as compared to the Purchasers’ offers to purchase up to 117,025 Units (representing 86.3% of the Units outstanding for a total ownership of 100% of the Units outstanding), up to 73,250 Units (representing approximately 54.0% of the Units outstanding) and up to 79,917 Units (representing approximately 58.9% of the Units outstanding) in the Offer, the October Kalmia Offer and the July Kalmia Offer, respectively, and the offer to purchase all of the outstanding Units in each of the Starwood Offers. Because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Limited Partners, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if any of the Kalmia Offers or Starwood Offers were fully subscribed, Purchasers or the Starwood Bidders, respectively, would hold a controlling interest in the Units and accordingly would hold sufficient interest to control certain material decisions to be made by the Limited Partners in accordance with the Partnership Agreement. Because Houlihan Lokey deemed each of the Kalmia Offers and the Starwood Offers to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey could not apply any minority discounts to the value of the Units in the Kalmia Offers and the Starwood Offers, the effect of which increased the determined range of value for the Units. Thus, although the consideration to be received by a participating Limited Partner in connection with the Starwood Offers and the Kalmia Offers is greater than the consideration received by a participating Limited Partner in connection with the Windy City Offer, in the Starwood Opinions and the Kalmia Opinions, Houlihan Lokey took into account discounts for minority purchases in connection with the Windy City Offer, leading to different conclusions as to the appropriate determined range of value for the Units in the Windy City Offer and the Starwood Offers (other than in the December Starwood Opinion) and the Kalmia Offers (other than in the Opinion).

      (iii) The Purchasers disclose in the Offer to Purchase that they have no current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership, the sale or transfer of any material amount of assets of the Partnership or any other material change in the Partnership’s company structure or business. Because it is possible that the Purchasers will acquire a majority but not all of the Units pursuant to the Offer and have no current intention to effect a back-end merger following consummation of the Offer, any remaining Limited Partners may experience increased illiquidity of the Units, which would likely have an adverse effect on the market price of the Units. The General Partner believes that the absence of any back-end commitment may be seen by Limited Partners as a reason to tender their Units even if they otherwise might prefer not to sell their Units at this time for $725 per Unit.

      (iv) The Purchasers specify in the Schedule TO that Kalmia currently owns 13.7% of the outstanding Units and is offering, along with the other Purchasers, to purchase an additional 86.3% of the Units outstanding. Limited Partners should be aware that if the Purchasers acquire a majority of the outstanding Units, the Purchasers will control the outcome of most decisions to be made by the Limited Partners.

Accordingly, as a majority holder, the Purchasers will have the right under the Limited Partnership Agreement by majority vote to:

•	expel the General Partner or any successor general partner with or without cause;

•	elect a new general partner or general partners upon the adjudication of incompetency, expulsion, withdrawal, death or dissolution of the General Partner or any successor general partner;

•	expel a general partner of a Hotel Partnership, with or without cause in accordance with the terms of the agreement of limited partnership of such Hotel Partnership; and

•	elect to dissolve the Partnership.

      Limited Partners that continue to own Units after the consummation of the Offer may not have the ability to influence the outcome of many of the material decisions that are presented to Limited Partners. Furthermore, the General Partner believes Limited Partners will experience a reduced liquidity of their investment in the Partnership if the Purchasers buy a material number of Units and that your Units may be worth less.

      (v) Set forth below is preliminary unaudited limited financial information for the Michigan Avenue for the month of December 2003. This financial information is being provided by the Partnership on a preliminary unaudited basis in order to provide Limited Partners with additional information with which to evaluate the Offer and any other unsolicited tender offers for Units.

	Month Ended
	December 31,

	2003	2002

Total operating revenues (in thousands)	$2,837	$2,918
Revenue per available room	$84.81	$90.05
Average daily rate	$140.60	$145.46
Occupancy	60.3%	61.9%

      The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. The General Partner believes that the Hotel will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. The Partnership may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per Unit cash proceeds a Limited Partner would realize upon a sale of the Michigan Avenue or a future liquidation of the Partnership may not be greater than, and may be substantially less than, the Offer Price.

      (vi) Although the General Partner has not actively marketed the Partnership or the Michigan Avenue during the last two years, the terms of the Starwood Offers, the Kalmia Offers and the Windy City Offer have been reported in the financial section of newspapers with national circulation and in the hotel industry press. The General Partner believes that because of the press coverage of these tender offers, it is likely that potential buyers of the Michigan Avenue have become aware of the price and other terms upon which the Partnership may be sold if the Offer is consummated. Furthermore, the General Partner believes that potential buyers of the Michigan Avenue are sufficiently sophisticated to understand that they may submit a competing offer for the Partnership. Except as indicated in the next paragraph, the GP Board has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

      During late-November and early-December 2003 a public real estate investment trust not affiliated with Starwood or the Partnership (the “Public REIT”) orally indicated to Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, that it might be interested in an acquisition of the Hotel. The Public REIT conducted a limited amount of due diligence, including reviewing certain information provided by the Partnership and touring the Hotel. After such due diligence the Public REIT informed JLL that it was concerned with the hotel market in Chicago in calendar year 2004 and was not interested in actively pursuing a transaction.

      (vii) As previously disclosed by the Partnership, there is no public market for the Units and it is not anticipated that a public market for the Units will develop. Privately negotiated sales and sales through intermediaries (such as matching services for buyers and sellers of partnership interests) currently are the primary means available to liquidate an investment in the Units. Limited Partners who do not wish to take the risks of changing market and other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment may want to tender all or a portion of their Units.

      (viii) The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that the Partnership is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Limited Partners should be aware that if, as a result of the Offer, the Units are held by fewer than 300 holders, the Partnership could apply to de-register the Units under the Exchange Act. If the Units were de-registered, the Partnership would no longer be subject to these reporting requirements and proxy rules. The Purchasers have indicated in the Offer to Purchase that if the Units are held by fewer than 300 holders as a result of the Offer, they intend to request that the General Partner take steps to suspend the Partnership’s reporting obligations under the Exchange Act.

      (ix) The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely result in the Partnership’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). The Partnership will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that the Partnership’s future depreciation deductions with respect to its property will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a Limited Partner derives from its Units with respect to such periods will be increased, without a corresponding increase in cash distributions from the Partnership. If the Partnership were deemed terminated at the end of the first calendar quarter of 2004, the Partnership estimates that each existing Limited Partner would report additional income of approximately $17 and $11 per Unit for calendar years 2004 and 2005, respectively. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause a Code Section 708 termination of the Partnership. For the nine-month period ended December 31, 2003, transfers aggregating 15,663 Units and comprising approximately 11.55% of the Units had been recognized by the Partnership. Accordingly, and based on the assumptions that the only Unit transfers recognized during the first calendar quarter of this year are Unit transfers pursuant to the Offer and that the transfers recognized through the nine-month period ended December 31, 2003 are transfers constituting sales or exchanges within the meaning of Code Section 708, the General Partner estimates that if more than approximately 52,821 Units, which would comprise approximately 38.95% of the Units, are tendered to the Purchasers and recognized by the Partnership as having been transferred as of the end of the first calendar quarter of 2004, then, based on preliminary advice received from the Partnership’s counsel, it appears that such Unit transfers pursuant to the Offer could likely cause the Partnership to be considered terminated within the meaning of Code Section 708. Thus, if this advice is confirmed, the terms of the Partnership Agreement might prevent the Purchasers from being recognized as an assignee or a substituted limited partner as of the end of the first calendar quarter of 2004 with respect to all or some of the Units tendered pursuant to the Offer.

      The General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the Units when added to the total of all other sales and exchanges of Units within the preceding twelve months. The primary purpose of this provision is to ensure that the Partnership is not deemed terminated for purposes of Code Section 708. The Partnership and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of Units that will be recognized by the Partnership as having been purchased by the Purchasers may be limited if the number of units tendered to the Purchasers would, if recognized in full by the Partnership, otherwise result in a transfer of 40% or more of the units within the last 12 months. On January 19, 2004, counsel for the GP

Board sent a letter to counsel for the Purchasers urging the Purchasers to, among other things, seek written consents from the Limited Partners to amend the Partnership Agreement in order to render this transfer restriction inapplicable to the transfer of Units pursuant to the Offer.

      (x) The Purchasers disclose in the Offer to Purchase that they have set a price for the Units that, in their opinion, will induce Limited Partners to tender while allowing the Purchasers to profit from ownership of the Units, which might conflict with the interests of Limited Partners in receiving the highest price for their Units. While the Offer Price exceeds the offer prices offered in the Windy City Offer, the July Kalmia Offer, the October Kalmia Offer, the November Starwood Offer and the Amended Starwood Offer, this fact alone does not ensure that Limited Partners will receive the fair value of the Units in the Offer. The Purchasers indicate that they have not calculated a control premium in establishing the Offer Price. Furthermore, the Purchasers also specify in the Offer to Purchase that the Offer Price could be significantly less than the net proceeds per Unit that Limited Partners could realize from a liquidation of the Partnership following a future sale of the Michigan Avenue. If the Offer is completed, Limited Partners who tender their Units in the Offer will lose the opportunity to participate in any future benefits of ownership of Units, including potential future distributions by the Partnership. The Offer Price may be less than the amount Limited Partners might otherwise receive with respect to their Units over the remaining term of the Partnership.

      (xi) Limited Partners should note that the Offer is subject to many conditions, including, but not limited to: (a) the satisfaction of the transfer restrictions; (b) the Purchasers’ receipt of the General Partner’s prior written consent to the Purchasers becoming a substituted Limited Partner with respect to all the tendered Units; (c) the Purchasers’ receipt of all governmental regulatory approvals necessary to complete the Offer and the absence of any injunction or other order that would prohibit the Offer; (d) the absence of any developments or threatened developments that might substantially impair or encumber those benefits that the Purchasers are attempting to achieve in the Offer; and (e) the absence of any change or threatened change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities, financial condition, capitalization, partners’ equity, licenses, franchises, results of operations, tax status or prospects of the Partnership which, in the judgment of the Purchasers, is adverse to the Partnership, or the absence of any facts the Purchasers have become aware of which, in the judgment of the Purchasers, have or may have adverse significance with respect to the value of the Units.

      (xii) The Partnership currently believes that it qualifies to be treated as a partnership for Federal income tax purposes. The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Based on preliminary advice received from the Partnership’s counsel, it does not appear that consummation of the Offer is likely to cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes.

      (xiii) The Purchasers have not engaged a depositary for the Offer. As a result, there is no independent third party holding funds of the Purchasers for payment of the Offer Price that can verify independently that such funds are available for payment. Accordingly, if any of the Purchasers suffer an event of bankruptcy or other material adverse event prior to payment of the Offer Price to Unit holders, such payment may be delayed or not occur.

      (xiv) The Purchasers specify in the Offer to Purchase that approximately $84,843,125 (exclusive of fees and expenses) will be required to purchase the maximum number of Units that the Purchasers are seeking to acquire in the Offer. Although the Offer to Purchase includes limited financial information regarding the Purchasers and statements that adequate liquid assets are available to fund payment to tendering Unit holders, complete audited financial statements relating to the Purchasers are not publicly available. Consequently, there can be no assurance that the Purchasers have sufficient capital to pay for Units solicited in the Offer.

      (xv) Pursuant to the Partnership Agreement, the Partnership recognizes transfers of Units only on the last business day of a calendar quarter. Since the last business day of the current calendar quarter is March 31, 2004, payment for the Units tendered pursuant to the Offer will be delayed until at least March 31, 2004, unless the Limited Partners take action to amend the Partnership Agreement to provide for an earlier transfer date.

*****

      Each Limited Partner must make his, her or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership’s publicly available annual, quarterly and other reports and information and the information contained in this Statement. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

      (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender to the Purchasers any Units that are held of record or beneficially by such person.

Item 5. Persons/ Assets, Retained, Employed, Compensated or Used.

      Pursuant to an Engagement Letter (the “Engagement Letter”), dated August 1, 2003, between Houlihan Lokey and the Partnership, the Hotel Partnership, the General Partner and the Hotel General Partner, the Partnership engaged Houlihan Lokey to act as its financial advisor in connection with the July Kalmia Offer and other potential unsolicited tender offers for Units, including the Offer. Pursuant to the terms of the Engagement Letter, the Partnership has agreed to pay Houlihan Lokey (i) a $75,000 fee for its services in connection with the July Kalmia Offer, (ii) a one-time fee of $50,000 for any tender offer (other than the July Kalmia Offer) in which Houlihan Lokey is requested to provide financial advisory services to the GP Board and (iii) retainer fees of $40,000 per month for August and September, 2003 and $25,000 for each month after September for which Houlihan is retained. The Partnership has also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, and to indemnify Houlihan Lokey against certain liabilities. Except as disclosed herein, neither the Partnership nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Limited Partners on behalf of the Partnership concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

      To the knowledge of the General Partner, neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

      (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

      (b) There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

      None.

Item 9. Exhibits.

Exhibit
No.	Description

(a)(1)	Text of Press Release dated January 20, 2004 issued by the Partnership.
(a)(2)	Letter to Limited Partners dated January 20, 2004.
(a)(5)	Letter to counsel for the Purchasers from counsel for the Board of Directors of the General Partner dated January 19, 2004.
(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated January 20, 2004.
(e)(2)	Summary of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. Financial Analysis.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.

General Partner

By:	/s/ ALAN M. SCHNAID

Alan M. Schnaid
Vice President

Dated January 20, 2004